UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Submission of Matters to a Vote of Security Holders.

On January 21, 2021, Naked Brands Group Limited (the “Company”) announced its plans to undertake a transformative restructure in which it will dispose of its bricks-and-mortar operations in order to focus exclusively on its e-commerce business. To that end, the Company signed a non-binding and non-exclusive term sheet to divest itself of its Bendon Limited (“Bendon”) subsidiary, to a group composed of existing management of the Company, including Justin Davis-Rice, the Executive Chairman and Chief Executive Officer of the Company, and Anna Johnson, the Chief Executive Officer of Bendon. The Company proposes to sign a conditional share sale agreement for the sale of all of the issued share capital in Bendon to the management group (the “Proposed Transaction”).

At 10:00 a.m. Sydney time on April 23, 2021 (8:00 p.m. New York time on April 22, 2021), the Company held an Extraordinary General Meeting of Shareholders (the “EGM”). Under the Company’s constitution and Australian law, a quorum was present. The sole item of business considered by the Company’s shareholders at the EGM was a proposal to consider the following ordinary resolution: “That for the purpose of section 208 of the Corporations Act 2001 (Cth) and for all other purposes, the giving of financial benefits to related parties of the Company in connection with the Proposed Transaction as set out in the Explanatory Memorandum is approved.”

A preliminary tabulation of votes cast for and against the proposal, as well as the number of abstentions and broker non-votes with respect to the proposal, is as follows:

For	Against	Abstain	Broker Non-Vote
114,110,220	1,974,307	702,168	—

The Company will disclose the final tabulation of the votes cast for and against the proposal promptly after they become available.

On April 23, 2021, the Company issued a press release announcing the results of the EGM. The press release is attached to this report as an exhibit and is incorporated herein by reference.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547 and 333-254245) and the prospectuses included therein.

Exhibits

Exhibit No.	Description

99.1	Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 23, 2021
NAKED BRAND GROUP LIMITED

	By:	/s/ Justin Davis-Rice
	Name:	Justin Davis-Rice
	Title:	Executive Chairman and Chief Executive Officer